FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 13, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company’s explanation of SARS impact on its operation”, dated May 13, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 13, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Corp.
May 13, 2003
English Language Summary

Subject: The Company’s explanation of SARS impact on its operation

Regulation: Published pursuant to Article 2-46 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2003/05/13

Content:

1.	Date of occurrence of the event: 2003/05/13

2.	Cause of occurrence: The Company announced to end the quarantine of SARS-suspected case and related employees.

3.	Countermeasures: AU Optronics Corp. announced today that the company's suspected case of severe acute respiratory syndrome (SARS) occurred on May 5 has been proved to be cleared of infection. The employee found to have high body temperature last week has since been diagnosed and it has been concluded that this case is not a SARS infected incident. The 20 related employees placed under quarantine have also reported good condition. As such, these employees ended their home quarantine and have returned to work.

However, to provide a safe working environment for the company’s staff, AUO still implements strict counter-action measures such as checking body temperature of all individuals entering the premises and requiring that all guests wear a mask. AUO reiterates that the incident has no impact on the company’s production, revenue, orders, and shipments.

4.	Any other matters that need to be specified: N/A